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                                                                Exhibit (a)(2)



KELLSTROM INDUSTRIES, INC. ANNOUNCES EXCHANGE OFFER FOR CONVERTIBLE SUBORDINATED NOTES


         SUNRISE, FL, March 8, 2001 - Kellstrom Industries, Inc. (the "Company") today announced the commencement of an exchange offer for all $54 million of its outstanding series of 5 3/4% convertible subordinated notes due October 15, 2002 (CUSIP Nos. 488035AC0 and U48787AA0) and all $86.25 million of its outstanding series of 5 1/2% convertible subordinated notes due June 15, 2003 (CUSIP No. 488035AE6) (collectively, the "old notes").

         Under the offer, holders can elect to exchange their old notes for either new 8 1/2% senior subordinated notes due 2008 or new 6% convertible subordinated notes due 2008 (collectively, the "new notes"). Holders will receive $1,000 principal amount of new notes for each $1,000 principal amount of their old notes, and will receive accrued and unpaid interest on their old notes in cash.

         The new 8-1/2% senior subordinated notes will rank equal in right of payment to the Company's existing senior subordinated notes, which were issued in November 2000. Both the new 8-1/2% senior subordinated notes and the 6% convertible subordinated notes will rank senior in right of payment to any old notes remaining outstanding after completion of the offer.

         No more than $30 million principal amount of new 8-1/2% senior subordinated notes will be issued in exchange for old notes. If the 8-1/2% note option is oversubscribed, the $30 million of 8-1/2% notes will be issued in exchange for old notes of either series tendered for the 8-1/2% note option, depending on the total participation of that series in the offer. The balance of the old notes tendered for the 8-1/2% note option over $30 million will be exchanged for new 6% convertible subordinated notes.

         If more than 75% of either series of old notes, but less than 75% of the other series of old notes, is tendered in the offer, then the new 8-1/2% senior subordinated notes will be issued, on a first priority basis, in exchange for old notes which are tendered for the 8-1/2% note option from the series which has at least 75% participation in the offer. If at least 75% of each series of old notes is tendered in the offer, then the new 8-1/2% senior subordinated notes will be issued, on an equal and proportionate basis, in exchange for all old notes which are tendered for the 8-1/2% note option.

         The exchange offer will expire at 5:00 p.m., New York City time, on April 5, 2001, unless extended.

         Holders must tender their old notes on or prior to the expiration date in order to receive new notes. The exchange offer is subject to the satisfaction of specified conditions, including receipt of valid tenders from holders of at least $105.25 million in aggregate principal amount of old notes and receipt of requisite consents to the exchange offer from the lenders under the Company's senior credit facility and the holder of the Company's existing senior subordinated notes.


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         The complete terms of the offer are contained in the preliminary
Prospectus and Exchange Offer documents dated March 8, 2001.

         Banc of America Securities LLC is the exclusive dealer manager for the offer. D.F. King & Co., Inc. is the information agent and First Union National Bank is the depositary. Copies of the preliminary Prospectus and Exchange Offer documents can be obtained by calling D.F. King at (800) 928-0153. Additional information concerning the terms and conditions of the offer may be obtained by contacting Banc of America Securities LLC at (888) 292-0070.

         Kellstrom Industries, Inc. is a leading aviation inventory management company. Its principal business is the purchasing, overhauling (through subcontractors), reselling and leasing of aircraft parts, aircraft engines and engine parts and it specializes in providing:

         o engines and engine parts for large turbo fan engines manufactured by CFM International, General Electric, Pratt & Whitney and Rolls Royce;

         o aircraft parts and turbojet engines and engine parts for large transport aircraft and helicopters; and

         o aircraft components including flight data recorders, electrical and mechanical equipment and radar and navigation equipment.

         The Company supplies its inventory to a broad base of domestic and international customers representing nearly all segments of the worldwide aviation industry. Its customers include major domestic and international airlines, military air forces, original equipment manufacturers, or "OEMs," and engine overhaul shops. Kellstrom allows its customers to reduce their inventory, inventory carrying costs and airborne equipment maintenance costs by offering a broad inventory of aircraft parts, aircraft engines and engine parts on a timely basis and at competitive prices.

         Kellstrom Industries, Inc. has filed a Registration Statement with the Securities and Exchange Commission on Form S-4 registering the new notes, the related guarantees and the underlying shares to be offered in the exchange offer as well as a Schedule TO. The Registration Statement and the preliminary Prospectus and Exchange Offer contained in the Registration Statement contain important information about Kellstrom Industries, the exchange offer and related matters. Security holders are urged to read the Registration Statement and the preliminary Prospectus and Exchange Offer, Kellstrom Industries' Schedule TO and any other relevant documents filed by Kellstrom Industries with the SEC.

         The Registration Statement has not yet become effective. The new notes may not be sold and, although holders of the old notes may tender their old notes, tenders may not be accepted prior to the time the Registration Statement becomes effective. This press release shall not constitute an offer to sell or an offer to buy nor shall there be any sale of the new notes in any state in which such offer, solicitation or sale would be unlawful.

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         Security holders are able to obtain copies of the Registration
Statement on Form S-4 and the preliminary Prospectus and Exchange Offer document, Kellstrom Industries' Schedule TO and any other relevant documents for free through the Web site maintained by the SEC at http://www.sec.gov. In addition, these documents are available free of charge by contacting the Information Agent for the offer, D.F. King & Co., at (800) 928-0153. If you have any questions about the offer, please call the Dealer Manager for the offer, Banc of America Securities LLC, at (888) 292-0070.

         The Company, from time to time, may make written or oral statements containing forward-looking information. This press release contains forward-looking statements regarding the exchange offer for its convertible subordinated notes. These forward-looking statements are based on many assumptions and factors, and are subject to many conditions, including adverse consequences relating to the Company's substantial debt, restrictions on the Company's business and operations imposed by the Company's lenders, the Company's ability to properly integrate acquired businesses, the Company's ability to acquire adequate inventory and to obtain favorable pricing for its inventory, possible write-downs of the Company's inventory, the Company's ability to arrange for the servicing of the Company's inventory by third-party contractors before resale or lease, possible product liability claims, customer concentration, and fluctuations in demand for the Company's products, which are dependent upon the condition of the airline industry.


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